5/3

07023225

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 7 2007
B
THOMSON FINANCIAL

FILE NO. 82- 34680

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/4/07

For Immediate Release

Sumitomo Corporation Announces Financial Results for the Fiscal Year ended March 31, 2007

On April 27, 2007, Sumitomo Corporation announced its consolidated results for the fiscal year ended March 31, 2007, prepared on the basis of accounting principles generally accepted in the United States of America.

Net income for the fiscal year was 211.0 billion yen, an increase of 50.8 billion yen or representing 32% growth from the previous year.

ARIS
3-31-07

1. Operating results

○ Gross profit was 857.7 billion yen, an increase of 151.0 billion yen or representing 21% growth from the previous year.

○ Businesses which contributed to the increase are as follows:

- Metal Products:
  Tubular products, steel plates and non-ferrous metals businesses
- Transportation & Construction Systems:
  Automobile finance business in Asia
- Machinery & Electric:
  IPP* business mainly in Asia
  *IPP: Independent Power Producer
- Media, Electronics & Network
  Improved earnings in Sumisho Computer Systems
- Overseas Subsidiaries and Branches
  Metal products business mainly at Sumitomo Corporation of America
- Newly consolidated subsidiaries:
  TBC Corporation (automotive replacement tire marketer in the U.S.)

○ Interest expense, net of interest income increased by 17.1 billion yen mainly due to the increase in interest-bearing liabilities in U.S. dollar and the rise in interest rates of the U.S. dollar and the Japanese yen.

○ Gain on marketable securities and investments, net was 44.5 billion yen from value realization through the replacement of assets.

- Equity in earnings of associated companies increased by 18.9 billion yen to 70.3 billion yen resulting from strong performances in copper mining businesses in the Americas and tubular products business in North America. In addition, Jupiter Telecommunications and Jupiter TV also contributed.

- As a result, net income totaled 211.0 billion yen, increasing by 50.8 billion yen or representing 32% growth from the previous year, which is a record-high for four consecutive years.

- Our Basic Profit* was 202.9 billion yen, which is also a record-high.

  (* The sum of gross profit, selling, general and administrative expenses, interest expense, net of interest income and dividends multiplied by 59% (to take into account income taxes) and combined with equity in earnings of associated companies.)

- Both net income and basic profit exceeded 200.0 billion yen for the first time. We consider this is representing the achievements of expanding our earnings base during the AG Plan (FY2005-FY2006).

2. Financial position

- Total assets as of March 31, 2007 amounted to 8,430.5 billion yen, an increase of 1,718.6 billion yen from March 31, 2006. About 1,500.0 billion yen increase was due to the temporary consolidation of Sumisho Lease through a tender offer which was included in assets held for sale.

- Shareholders' equity amounted to 1,473.1 billion yen, improved by 169.2 billion yen, mainly due to the increase in retained earnings. However, shareholders' equity ratio decreased to 17.5% due to the temporary consolidation of Sumisho Lease.

- Net cash provided by operating activities was 191.2 billion yen, mainly due to cash inflows from strong operating transactions in each segment. And net cash used in investing activities was 453.1 billion yen. As a result, free cash flow was 261.9 billion yen outflow.

3. Targets for the fiscal year ending March 31, 2008

Targets for the fiscal year ending March 31, 2008 are as follows:

	Targets
Gross Profit	960 billion yen
Other income (expenses):	
SG & A	(680) billion yen

Interest expense, net of interest income	(43) billion yen
Dividends	15 billion yen
Equity in earnings of associated companies, net	77 billion yen
Other, net	50 billion yen
Net Income	235 billion yen

○ Gross profit is expected to increase by 102.3 billion yen to 960.0 billion yen due to expansion of core business mainly in Media, Network & Lifestyle Retail; Transportation & Construction Systems; and General Products & Real Estate. We also expect to increase profit through investments.

○ Interest expense, net of interest income is expected to increase to 43.0 billion yen.

○ Equity in earnings of associated companies is expected to be 77.0 billion yen increasing by 6.7 billion yen mainly due to the increase of equity interest in Sumisho Lease and contribution from copper mining businesses in Indonesia and the Americas.

○ Other income, net is estimated to be 50.0 billion yen due to the capital gains through the merger of leasing companies of Sumitomo Corporation Group and Sumitomo Mitsui Financial Group, and other value realizations. We also incorporated expected losses through the continuous replacement of assets.

○ As a result, net income is expected to be 235.0 billion yen increasing by 24.0 billion yen. Basic profit is expected to be 225.7 billion yen increasing by 22.8 billion yen.

4. Dividend

○ Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

○ The annual dividend for fiscal year 2006 will be 33 yen per share (the interim dividend: 15 yen per share, the year-end ordinary dividend: 18 yen per share).

○ Based on our new target of consolidated net income of 235.0 billion yen for the fiscal year ending March 31, 2008, the annual dividend is planned to be 37 yen per share, an increase of 4 yen or representing 12% growth.

5. New medium-term management plan, the GG Plan (FY2007-2008)

We launched a two-year medium-term management plan called GG Plan starting from this April. The basic policy is to pursuit quality improvement with a view to the new growing stage.

- ○ We set the quantitative targets of Risk-adjusted Return Ratio (RR)* at 15% or over for two-year average and aim to built an earnings base which stably realizes RR 15% or over in the long term. In addition, the two-year net income target is 470.0 billion yen (235.0 billion yen for each year).

- ○ We plan to increase our Risk-adjusted Assets* by 280.0 billion yen for two years.

> * Risk-adjusted Return Ratio (%) = Net Income / Risk-adjusted Assets
> Risk-adjusted Assets: The value of maximum losses that could be incurred if all the potential risks were actually to occur during the same period.

- ○ In order to achieve the targets of GG Plan, we will focus on further improving quality in four areas; 'earnings base', 'operation', 'group management' and 'human resources and workstyles'.

For further information contact:
Sumitomo Corporation
Investor Relations Dept.
Phone: +81-3-5166-3522
Fax : +81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Highlights of consolidated annual results FY2006 (Year ended March 31, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated Income

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Year ended March 31, 2007 (A)	Year ended March 31, 2006 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	**8,577**	7,066	1510	21%
Other income (expenses) :				
Selling, general and administrative expenses	**(6,099)**	(5,158)	(941)	(18%)
Settlements on copper trading litigation	**96**	(1)	97	-
Provision for doubtful receivables	**(80)**	(147)	67	45%
Gain (losses) on property and equipment, net	**(75)**	(128)	53	42%
Interest expense, net of interest income	**(371)**	(200)	(171)	(86%)
Dividends	**141**	104	37	35%
Gain on marketable securities and investments, net	**445**	418	27	6%
Equity in earnings of associated companies, net	**703**	514	189	37%
Other, net	**(17)**	9	(27)	-
Total other income (expenses)	**(5,258)**	(4,588)	(669)	(15%)
Income before income taxes and minority interests in earnings of subsidiaries	**3,319**	2,478	841	34%
Income taxes	**(1,148)**	(807)	(341)	(42%)
Income before minority interests in earnings of subsidiaries	**2,171**	1,671	500	30%
Minority interests in earnings of subsidiaries, net	**(61)**	(68)	8	11%
Net income	**2,110**	1,602	508	32%

Total trading transactions	**105,283**	103,363	1,920	2%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Operating income	**2,397**	1,761	636	36%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	**2,029**	1,583	446	28%

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

<Businesses which contributed to the increase>

- Tubular products, steel plates, and non-ferrous metal businesses
- Automobile lease and finance businesses in Asia
- IPP* business mainly in Asia
- Sumisho Computer Systems Corporation
- Sumitomo Corporation of America (Mainly in metal products business)
- Consolidated TBC Corporation (automotive replacement tire marketer in the U.S.)

*Independent Power Producer

Selling, general and administrative expenses

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at existing subsidiaries

Interest expense, net of interest income

	Year ended March 31, 2007	Year ended March 31, 2006	increase/ (decrease)
Interest income	329	190	139
Interest expense	(700)	(390)	(311)
Total	(371)	(200)	(171)

- Increase in interest-bearing liabilities in the U.S. dollar
- Rise in interest rates of the U.S. dollar and Japanese yen

Gain on marketable securities and investments, net

- Value realizations through replacement of assets

Equity in earnings of associated companies, net

<Businesses which contributed to the increase>

- Copper business in the Americas
- Tubular products business in the U.S.
- Jupiter Telecommunications (J:COM)
- Jupiter TV

Reference		Year ended March 31, 2007	Year ended March 31, 2006
Foreign exchange (Yen/US$, ave)	(Jan.-Dec.)	116.40	110.95
	(Apr.-Mar.)	116.96	113.93
Interest (%) (US$ LIBOR6M, ave)	(Apr.-Mar.)	5.4%	4.2%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Dec.)	65	55

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Gross profit			Net income			Summary (Net income)
	Year ended March 31, 2007	Year ended March 31, 2006	increase/ (decrease)	Year ended March 31, 2007	Year ended March 31, 2006	increase/ (decrease)	
Metal Products	**776**	654	122	**263**	189	74	- Strong performances in tubular products, steel plates, and non-ferrous metal businesses
Transportation & Construction Systems	**1,346**	1,275	70	**267**	198	69	- Increased earnings from Sumisho Auto Leasing as a result of making it a wholly owned subsidiary - Strong performance in automobile finance business in Asia and ships business
Machinery & Electric	**384**	293	91	**166**	80	86	- IPP/IWPP* businesses mainly in Asia and the Middle East *Independent Water and Power Producer
Media, Electronics & Network	**598**	472	126	**112**	149	(37)	- Improved earnings in Sumisho Computer Systems - Strong performances in J:COM and Jupiter TV - Capital gain in the previous year
Chemical	**346**	355	(9)	**51**	54	(3)	- Decreased earnings in Cantex (PVC pipe business in the U.S.)
Mineral Resources & Energy	**479**	487	(8)	**330**	229	101	- Strong performances in copper business in the Americas and Australia - Capital gain (INPEX Corporation, etc.) - Impairment loss in gas development business in North America
Consumer Goods & Service	**1,094**	986	109	**55**	149	(93)	- Strong performance in Summit supermarket - Value realization of Coach Japan in the previous year
Materials & Real Estate	**887**	562	324	**151**	124	27	- Strong performance in condominium sales - Consolidated TBC Corporation
Financial & Logistics	**292**	250	42	**59**	62	(3)	- Strong performance in commodity trading business
Domestic Regional Business Units and Offices	**414**	411	3	**76**	53	22	- Strong performance in metal products businesses
Overseas Subsidiaries and Branches	**2,264**	1,416	848	**432**	282	150	- Strong performance in metal products businesses - Consolidated TBC Corporation
Segment Total	**8,880**	7,161	1,718	**1,962**	1,569	393	
Corporate and Eliminations	**(303)**	(95)	(208)	**148**	33	115	- Received settlement on copper trading litigation
Consolidated	**8,577**	7,066	1,510	**2,110**	1,602	508	

3. Financial Position

	As of Mar. 31, 2007	As of Mar. 31, 2006	increase/ (decrease)
Total assets	84,305	67,119	17,186
Total shareholders' equity	14,731	13,040	1,692
Shareholders' equity ratio	17.5%	19.4%	(1.9pt)
Interest-bearing liabilities, net	29,133	26,222	2,911
Debt-equity ratio, net (times)	2.0	2.0	-

Summary

Total assets
- Increased due to the temporary consolidation of Sumisho Lease (Assets held for sale: about +1,500 billion yen)

Total shareholders' equity
- Increase in retained earnings

Shareholders' equity ratio
- Decreased due to the temporary consolidation of Sumisho Lease

4. Cash Flows

	Year ended March 31, 2007	Year ended March 31, 2006
Net cash provided by (used in) operating activities	1,912	(628)
Net cash used in investing activities	(4,531)	(1,414)
Free Cash Flow	*(2,619)*	*(2,042)*
Net cash provided by financing activities	1,761	2,621
Effect of exchange rate changes on cash and cash equivalents, etc	6	101
Net (decreased) increase in cash and cash equivalents	(852)	681

5. Targets (Year ending March 31, 2008)

Unit: 100 millions of yen (rounded to the nearest 100 million) *Sumitomo Corporation*

	Year ending March 31, 2008 (C)	Year ended March 31, 2007 (D)	increase/(decrease)	
			amount (C)-(D)	percentage
Gross profit	**9,600**	8,577	1,023	12%
Other income (expenses) :				
Selling, general and administrative expenses	**(6,800)**	(6,099)	(701)	(11%)
Interest expense, net of interest income	**(430)**	(371)	(59)	(16%)
Dividends	**150**	141	9	6%
Equity in earnings of associated companies, net	**770**	703	67	10%
Other, net	**500**	368	132	36%
Total other income (expenses)	**(5,810)**	(5,258)	(552)	(10%)
Income before income taxes and minority interests in earnings of subsidiaries	**3,790**	3,319	471	14%
Income taxes	**(1,320)**	(1,148)	(172)	(15%)
Income before minority interests in earnings of subsidiaries	**2,470**	2,171	299	14%
Minority interests in earnings of subsidiaries	**(120)**	(61)	(59)	(97%)
Net income	**2,350**	2,110	240	11%
Total trading transactions	**112,000**	105,283	6,717	6%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	**2,257**	2,029	228	11%

Summary

Gross profit

- Expansion of the business base in our core business
- Contribution from the new investments

Interest expense, net of interest income

- Rise in interest rates of Japanese yen

Equity in earnings of associated companies, net

- Increase of equity interest in Sumisho Lease
- Increase from copper businesses in Indonesia and the Americas

Other, net

- Capital gains through merger of the leasing companies of Sumitomo Corporation Group and SMFG and other value realizations
- Expected losses through replacement of assets

<Assumptions for annual average>

	FY2007	FY2006 (Results)
Foreign exchange (Yen/US$) (Apr.-Mar.)	115	116.96
Crude oil <North Sea Brent> (US$/bbl) (Jan.-Dec.)	55	65
Hard coking coal (US$/MT)*	80～98	105～116
Copper (US ¢/lb)	260	305
Interest LIBOR 6M (Yen) (Apr.-Mar.)	0.85%	0.50%
Interest LIBOR 6M (US$) (Apr.-Mar.)	5.2%	5.4%

*Market price

<Sensitivity of the net income to the fluctuations of FOREX>

Depreciation of 1 yen per US$ will increase net income about 0.5 billion yen

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

6. Notification of dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. The annual dividend for fiscal year 2006 will be 33 yen per share (the interim dividend: 15 yen per share, the year-end ordinary dividend: 18 yen per share), which was 25 yen per share in the previous year. Based on our new target of consolidated net income of 235 billion yen, the annual dividend is planned to be 37 yen per share (the interim dividend will be 18 yen per share and the year-end ordinary dividend will be 19 yen per share).

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Mar. 31, 2007			increase/(decrease) from Mar. 31, 2006		
	Profit	Loss	Total	Profit	Loss	Total
Japan	231	37	268	13	(6)	7
Overseas	552	78	630	58	(42)	16
Total	783	115	898	71	(48)	23
(Profit-making company ratio)			87%			6pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1, 2006-Mar.31, 2007			increase/(decrease) from the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	782	(13)	768	177	38	215
Overseas	1,117	(168)	949	237	(83)	154
Total	1,898	(181)	1,717	413	(45)	369

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1, 2006-Mar.31, 2007			increase/(decrease) from the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Metal Products	141	(14)	127	37	(6)	31
Transportation & Construction Systems	302	(35)	267	39	(11)	28
Machinery & Electric	158	(8)	150	61	6	67
Media, Electronics & Network	189	(10)	179	50	(6)	44
Chemical	50	(6)	44	(14)	10	(4)
Mineral Resources & Energy	249	(60)	188	20	(59)	(39)
Consumer Goods & Service	97	(29)	68	28	(7)	21
Materials & Real Estate	69	(3)	66	26	0	26
Financial & Logistics	60	(5)	55	9	0	10
Domestic Regional Business Units and Offices	53	(10)	43	6	5	11
Overseas Subsidiaries and Branches	429	(1)	428	125	19	144
Other	101	0	101	26	4	30
Total	1,898	(181)	1,717	413	(45)	369

FY2007-2008 Medium-Term Management Plan: "GG Plan"
~ Pursuit of further improvement of quality heading for a new stage of growth ~

Since the Reform Package started in 1999, Sumitomo Corporation has focused on expanding its earnings base and enhancing its corporate strength to secure a risk-adjusted return of 7.5%, which covers our shareholders' capital cost. Under the "GG Plan*", the medium-term management plan, that was launched this April, Sumitomo Corporation will establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses. It will also focus on improving management quality and establishing a solid foothold in order to pursue sustained growth.

The quantitative targets of the GG Plan are as follows.

- GG Plan: Quantitative Targets (FY2007, 2008)
  - Risk- adjusted return ratio: 15.0% or over (two year average)
    Build an earnings base which stably realizes a risk-adjusted return of 15% or more in the long term
  - Net Income: Two-year total of Yen 470 billion (Yen 235 billion each year)

We plan to increase risk-adjusted assets by 280 billion Yen for the two years of the GG Plan while actively replacing and reallocating assets.

Our basic policy under the GG Plan is to pursue further improvement of quality heading for a new stage of growth. We will aim to strengthen the accomplishments of the reform process since the Reform Package and emphasize the following points.

(1) Business Strategy

In order to establish a solid earnings base, we will strengthen and raise value of core businesses which serve as pillars of earnings, and build a high-quality business portfolio. For each business, we will establish clear business strategies and implement a "Plan-Do-See" process. We will also be more rigorous and thorough in the selection & concentration of assets, and actively replace and reallocate assets. To further strengthen our global earnings power, business units and regional organizations will pursue bilateral cooperation. Regional organizations will strengthen their business functions and expand global businesses by taking a multifaceted approach with leading companies.

(2) Management Quality

In order to improve the management quality of the Sumitomo Corporation group, we will achieve higher-order levels of soundness and efficiency, and group management standards.

In order to further improve the level of soundness and efficiency, we will strengthen our financial condition and pay closer attention to the balance of risk-adjusted assets against our "core risk buffer**". To improve group-wide operational quality, we will continue to further strengthen risk management, internal controls, and legal compliance. In terms of human resource strategies, we will continue to recruit, develop, and fully leverage the talent of our human resources, while emphasizing work-practice reforms to promote the growth and vitality of group employees.

In order to achieve the targets of the GG Plan, we focus on further quality improvement in four areas; "earnings base", "operations", "group management", and "human resources and workstyles".

*GG Plan: "GG Plan" stands for "Great & Growing Company" which shows our view to become an excellent company that grows stably.

**Core Risk Buffer: The sum of paid in capital, retained earnings, and foreign currency translation adjustments after treasury stock, at cost.

Reference (1) GG Plan ~ Basic Policy & Quantitative Targets

<Basic Policy>
Pursuit of further improvement of quality heading for a new stage of growth

~Aiming to be a Great & Growing Company~

[Focus of the GG Plan]
- Strengthen the accomplishments of the reform process since the Reform Package (FY1999~FY2000) and head for a new stage of growth

[For Sustained Growth]
- Pursue improvement of quality and expansion of our earnings base in a balanced manner
- Steadily increase our return exceeding the shareholders' capital cost

[Quantitative Targets]
- Risk-adjusted return ratio: 15% or over (2-year average)
- Net income : 470 billion yen (2-year total) (235 billion yen each year)

[Plan of Risk-adjusted assets]
- Increase amount in two year: About 280 billion yen

Reference (2) GG Plan ~ Qualitative Targets

[Qualitative Targets]

➢Establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses

➢Improve the management quality to pursue sustained growth

⇒Accomplish by improving quality in four areas; "earnings base", "operations", "group management", and "human resources and workstyles"

Build an earnings base which stably realizes a risk-adjusted return of 15% or more in the long term

Reference (3) GG Plan ~ Quality Improvement in Four Areas

Solidify our foothold for a new stage of growth

"Further Quality Improvement"

(1) Earnings base
- Rigorous and thorough selection and concentration
- Improve risk-adjusted return to further exceed our shareholders' capital cost of 7.5%

(2) Operations
- Improve capital efficiency and operating cash flow
- Further strengthen Internal Controls

(3) Group management
- Improve the management quality of Sumitomo Corporation group

(4) Human resources and workstyles
- Promote the growth and vitality of group employees

Reference (4) GG Plan ~ Reorganization of Business Units

<Old>

[Media, Electronics & Network]
- Media
- Network
- Electronics

[Chemical]
- Basic & Performance Chemicals
- Life Science

[Consumer Goods & Service]
- Food
- Lifestyle & Retail

[Materials & Real Estate]
- Materials & Supplies
- Construction & Real Estate

<New (From April 1, 2007)>

[Media & Lifestyle]
- Media
- Network
- Lifestyle & Retail

Offer new values and lifestyles to consumers

[Chemical & Electronics]
- Basic & Performance Chemicals
- Electronics
- Life Science

Consolidate businesses in the electronics field and pursue synergy and efficiency

[General Products & Real Estate]
- Food
- Materials & Supplies
- Construction & Real Estate

Solidify and enhance businesses related to people's daily life

Consolidated annual results FY2006 (Year ended March 31, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the year ended March 31, 2007.

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2007	10,528,277	1.9	239,748	36.1	331,929	33.9	211,004	31.7
Year ended March 31, 2006	10,336,265	4.4	176,133	56.7	247,807	63.7	160,237	88.4

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to shareholders' equity	Net income before income tax ratio to total assets	Operating income ratio to total trading transactions
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2007	169.93	169.90	15.2	4.4	2.3
Year ended March 31, 2006	130.18	130.17	14.3	4.0	1.7

[Reference] Equity in earnings of associated companies, net (FY2006) 70,307 million yen (FY2005) 51,374 million yen

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of March 31, 2007	8,430,477	1,473,128	17.5	1,192.35
As of March 31, 2006	6,711,894	1,303,975	19.4	1,047.88

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2007	191,235	(453,120)	176,106	436,814
Year ended March 31, 2006	(62,752)	(141,428)	262,145	522,000

2. Dividends

	Cash dividends per share			Total amount of cash dividends per annum	Dividend payout ratio (Consolidated)	Dividend on shareholders' equity (Consolidated)
	Interim	Year-end	Annual			
	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
Year ended March 31, 2006	11.00	14.00	25.00	31,243	19.2	2.7
Year ended March 31, 2007	15.00	18.00	33.00	41,240	19.4	2.9
Year ending March 31, 2008 (Plan)	18.00	19.00	37.00		19.5	

[Reference] The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on the target of consolidated net income of 235 billion yen, the annual dividend will be 37 yen per share (the interim dividend will be 18 yen and the year-end dividend will be 19 yen).

3. Targets (fiscal year ending March 31, 2008)

	Total trading transactions	(increase/ (decrease))	Net income	(increase/ (decrease))	Net income per share (basic)
	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Year ending March 31, 2008	11,200,000	6.4	235,000	11.4	190.21

4. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Changes in accounting policies and others

(i) Associated with the changes in U.S.GAAP	Yes
(ii) Other changes	None

Note) For further details please refer the note on page 26.

(3) Outstanding stocks (Common stocks) (shares)

(i) Outstanding stocks including treasury stock	(March 31, 2007)	1,250,602,867	(March 31, 2006)	1,250,602,867
(ii) Treasury stocks	(March 31, 2007)	15,118,112	(March 31, 2006)	6,212,224

Note) With regard to number of stocks used in the net income per share, please refer page 29 "Net income per share".

[Reference] Non-consolidated information

Non-consolidated results FY2006 (Year ended March 31, 2007)

(1) Summary (Remark) Amounts are rounded down to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Ordinary income	(increase/ (decrease))	Net income	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2007	5,732,575	(10.8)	24,582	101.8	60,134	42.2	70,274	66.7
Year ended March 31, 2006	6,423,706	(1.8)	12,181	(38.5)	42,282	10.8	42,145	178.7

	Net income per share (basic)	Net income per share (diluted)
	(yen)	(yen)
Year ended March 31, 2007	56.23	56.22
Year ended March 31, 2006	33.43	33.43

(2) Financial position

	Total assets	Net worth (including Stock Rights)	Shareholders' equity ratio	Net worth per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of March 31, 2007	4,464,814	954,259	21.4	763.40
As of March 31, 2006	4,186,118	897,021	21.4	717.07

[Reference] Shareholders' equity (March 31, 2007) 954,039 million yen (March 31, 2006) 897,021 million yen

<u>Caution Concerning Forward-looking Statements</u>

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Management results

1. Operating results for the fiscal year ended March 31, 2007

The consolidated total trading transactions for the fiscal year ended March 31, 2007 amounted to 10,528.3 billion yen representing 1.9% growth from the previous year.

Gross profit increased by 151.0 billion yen to 857.7 billion yen as a result of consolidating a newly acquired subsidiary and expanding our business bases at our subsidiaries.

Selling, general and administrative expenses increased by 94.1 billion yen to 609.9 billion yen due to the same reason of the gross profit.

As a result, operating income increased by 63.6 billion yen to 239.7 billion yen.

Equity in earnings of associated companies increased by 18.9 billion yen to 70.3 billion yen. Copper business and tubular products business in the Americas, Jupiter Telecommunications Co., Ltd. (J:COM), and Jupiter TV Co., Ltd. (JTV) contributed to the increase.

As a result, net income for the fiscal year ended march 31, 2007 totaled 211.0 billion yen, an increase of 50.8 billion yen or representing 31.7% growth from the previous year.

<Net income by segments>

Metal Products Business Unit posted 26.3 billion yen, an increase of 7.4 billion yen from the previous year. Tubular products, steel plates, non-ferrous metal businesses showed strong performances.

Transportation & Construction Systems Business Unit posted 26.7 billion yen, up 6.9 billion yen. Increased earnings from Sumisho Auto Leasing Corporation, which became a wholly owned subsidiary last year, and strong performance in the automobile financing business in Asia contributed to the increase.

Machinery & Electric Business Unit posted 16.6 billion yen, an increase of 8.6 billion yen, due to the strong performances in IPP/IWPP* businesses in Asia and Middle East.

*IPP: Independent Power Producer, IWPP: Independent Water and Power Producer

Media, Electronics & Network Business Unit resulted in 11.2 billion yen, a decrease of 3.7 billion yen, due to the capital gain in the previous year, while Sumisho Computer Systems Corporation improved its net income, and J:COM and JTV showed strong performances.

Chemical Business Unit resulted in 5.1 billion yen, down 0.3 billion yen mainly because Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., decreased its net income.

Mineral Resources & Energy Business Unit posted 33.0 billion yen, an increase of 10.1 billion yen. Strong performances in copper business in the Americas and Australia and capital gain contributed to the result.

Consumer Goods & Service Business Unit resulted in 5.5 billion yen, down 9.3 billion yen. This was due to the sale of our stake in Coach Japan, Inc. in the previous year, while Summit, Inc., a food supermarket, maintained its strong performance.

Materials & Real Estate Business Unit posted 15.1 billion yen, up 2.7 billion yen. Strong performance in condominium sales and newly consolidated TBC CORPORATION contributed to the increase.

Financial & Logistics Business Unit resulted in 5.9 billion yen, almost unchanged from the previous year. Commodity trading business maintained its good performance.

Domestic Regional Business Units and Offices posted 7.6 billion yen, up 2.2 billion yen. This was mainly due to the strong performance in the metal products business.

Overseas Subsidiaries and Branches posted 43.2 billion yen, an increase of 15.0 billion yen. Continued growth in earnings of the metal products business in Sumitomo Corporation of America and newly consolidated TBC CORPORATION contributed to the increase.

Note) Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

2. Targets for the fiscal year ending March 31, 2008

The targets for the fiscal year ending March 31, 2008 are as follows:

Total trading transactions	11,200.0 billion yen
Net income	235.0 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial position

<Total assets, liabilities, and shareholders' equity as of March 31, 2007>

Total assets increased by 1,718.6 billion yen to 8,430.5 billion yen from March 31, 2006. About 1,500.0 billion yen increase is due to the temporary consolidation of Sumisho Lease Co., Ltd. Also, operating assets increased as a result of expanding our core businesses and fixed assets increased due to the strategic investments such as silver and zinc mine in Bolivia.

Interest-bearing liabilities (gross) were 3,355.6 billion yen, up 203.1 billion yen. Interest-bearing liabilities (net) were 2,913.3 billion yen, an increase of 291.1 billion yen.

Shareholders' equity amounted to 1,473.1 billion yen, improved by 169.2 billion yen, due to the increases in retained earnings. Shareholders' equity ratio was 17.5%, down 1.9 points due to the temporary consolidation of Sumisho Lease Co., Ltd.

<Cash flows>

During the fiscal year ended March 31, 2007, net cash provided by operating activities was 191.2 billion yen as a result of strong business performances in each segment. Net cash used in investing activities was 453.1 billion yen, mainly due to the expansion of core businesses including the increased leased property in Sumisho Auto Leasing Corporation, and the strategic investments such as silver and zinc mine in Bolivia. Accordingly, free cash flow was negative 261.9 billion yen. Net cash provided by financing activities was 176.1 billion yen resulting from raising funds to acquire shares of Sumisho Lease Co., Ltd. through a tender offer.

As a result, cash and cash equivalents as of March 31, 2007 decreased by 85.2 billion yen to 436.8 billion yen form March 31, 2006.

4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

The annual dividend for fiscal year 2006 will be 33 yen per share (the interim dividend: 15 yen per share, the year-end ordinary dividend: 18 yen per share), which was 25 yen per share in the previous year.

Based on our consolidated net income target of 235.0 billion yen for fiscal year 2007, the annual dividend is planned to be 37 yen per share (the interim dividend: 18 yen per share, the year-end ordinary dividend: 19 yen per share).

5. Risks factors

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (March 31, 2007) of the consolidated fiscal year and may differ materially from the actual results.

RISKS RELATED TO OUR BUSINESS

The risk of our revenues and profitability fluctuating from period to period unexpectedly

Our results of operations for any quarter, half year or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly, half yearly and yearly fluctuations as a result of a number of factors, including:

•changes in prevailing economic and other conditions relating to our businesses;

•variations in costs, sales prices and volume of our products and services, and the mix of products and services we offer;

•changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;

•changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;

•changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;

•changes in the financial and commodity markets; and

•changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

The risk that economic conditions may change adversely for our business

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation, and liquidity crisis and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

Risks associated with intense competition

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan which often establish and pursue similar strategic business plans as ours.. Our competitors may have stronger relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

•anticipate and meet market trends to timely satisfy our customers' changing needs;

•maintain relationships with our customers and suppliers;

•maintain our global and regional network of associated companies and business partners;

•obtain financing to carry out our business plans on reasonable terms or at all; and

•adapt our cost structure to constantly changing market conditions so as to maintain our cost competitiveness.

Credit risk arising from customers and counterparties

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and have counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have a material adverse effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees, and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the credit worthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change, or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

Risks related to investment activities and our strategic business alliances

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such as credit sales, loans, and guaranties, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances, we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we in principle invest only in projects that meet the specified hurdle rate at inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist view point and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases, we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

Fluctuations of interest rates, foreign currency exchange rates, and commodity prices

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.

Our real estate business involves developing, renting and managing of and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial condition could be materially adversely affected.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

Risks related to continued volatility of equity markets in Japan and elsewhere

A significant portion of our investments consists of marketable equity securities, particularly those of Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

Risks regarding uncertainty about pension expenses

Declines in the Japanese and foreign stock market would reduce the value of our pension plan assets, and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

Concentration of risk exposure in specific fields

Some parts of our operations and businesses are concentrated in a few particular markets, entities, and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

Risks stemming from restrictions on access to liquidity and capital

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper etc. to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

Risks regarding laws and regulations

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, repatriation of profits, business and investment approvals, import and export activities (including restrictions based on national security interests), antitrust and competition, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to our reputation. If that occurs, our business, results of operations and financial condition could be materially adversely affected.

Risks related to legal actions, etc.

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be materially adversely affected by such action in the future.

Risks regarding internal control over executives and employees and regarding management of our information and communications systems

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have a material adverse effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations. If we encounter any problems with respect to our current information and communications systems, our results of operations could be materially adversely affected.

There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through nine industry-based business units and two sets of regional operations, domestic and overseas.

At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement methodology and information system to internal rule and organization structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operation.

The Group's business operations

Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

We conduct the business through nine industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments.

Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

Operating segment	Products and business activities / Principal subsidiaries and associated companies
Operating segment	Products and business activities
	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) / Sumisho Tekko Hanbai Co., Ltd. (S) / Asian Steel Company Ltd. (S) / SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) / KIRIU Corporation (S) / P.T. Oto Multiartha (S) / Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) / Sumitomo Shoji Machinex Co., Ltd. (S)
	Perennial Power Holdings Inc. (S) / MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV operation, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) (T) / Sumitronics Corporation (S) / Nissho Electronics Corporation (A) (T)
	Jupiter Telecommunications Co., Ltd. (J) / Jupiter TV Co., Ltd. (A) / MS Communications Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to plastics, organic chemicals, new materials, electronics materials, inorganic chemicals, alkalis, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.
	Sumitomo Shoji Chemicals Co., Ltd. (S) / Summit Agro Europe Ltd. (S) / The Hartz Mountain Corporation (S) / Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.
	Nusa Tenggara Mining Corporation (S) / Petro Summit Investment Corporation (S) / Sumisho Coal Australia Pty. Ltd. (S)
	SC Minerals America, Inc. (S) / Petro Summit Pte. Ltd. (S) / LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) (J) / Summit, Inc. (S) / Montrive Corporation (S)
	Sumisho Drugstores Inc. (S) / Mammy Mart Corporation (A) (J)
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	SEVEN INDUSTRIES Co., Ltd. (S) (T) / Sumisho Paper Co., Ltd. (S) / IG Kogyo Co., Ltd (S)
	S.C. Cement Co., Ltd. (S) / TBC Corporation (S) / Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) / Sumisho Global Logistics Co., Ltd. (S) / Sumisho Capital Management Co. (S)
	Thang Long Industrial Park Corporation (S) / P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumitex International Company Limited (S) / Sumisho Steel Sheets Works Co., Ltd. (S)
	Sumisho Montblanc Co., Ltd. (S) / Nippon Katan Co., Ltd. (S) (J)
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) / Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) / Total 9 subsidiaries in China (S) / Sumitomo Australia Limited. (S)
Corporate	
	Sumisho Lease Co., Ltd. (S) (T)

(Notes)

1. The number of our consolidated subsidiaries: 649 (Domestic: 196, Overseas: 453); The number of our associated companies (equity method): 249 (Domestic: 72, Overseas: 177)
2. We have reengineered our business units from nine to eight from April 1, 2007. Accordingly, operating segment will be also changed from fiscal year 2007.
3. (S) stands for subsidiaries, and (A) for associated companies. Jupiter Telecommunications is a subsidiary of our associated company, LGI/Sumisho Super Media, LLC.
4. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked (T)), JASDAQ (marked (J)).
5. On October 13, 2006, Sumitomo Corporation Group and Sumitomo Mitsui Financial Group have reached to a basic agreement to pursue strategic joint businesses in leasing and auto leasing businesses. Accordingly, SMBC Leasing and Sumisho Lease, and Sumisho Auto Leasing and SMBC Auto Leasing are going to merge in October 2007.
6. On April 1, 2007, Sumisho Textile Company, Ltd. and Sumitex Co., Ltd. merged. Sumisho Textile Company, Ltd. is the ongoing concern and Sumitex Co., Ltd. dissolved. Sumisho Textile Company, Ltd. changed its name to Sumitex International Company Limited.
7. In August 2007, we plan to make Nippon Katan Co., Ltd. a wholly owned subsidiary through exchange of shares.

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Management policy

1. Medium-term management strategies and business activity etc. during the period.

● Overview and results of the medium-term management plan, "AG Plan"

Over the two years through March 2007, Sumitomo Corporation actively implemented a medium-term management plan called the "AG Plan."[1] Under this plan, we set quantitative targets of a consolidated risk-adjusted return ratio[2] of 7.5% or over in each fiscal year and a consolidated net income of ¥110 billion in fiscal year 2005 (April 2005 to March 2006) and ¥120 billion in fiscal year 2006 (April 2006 to March 2007), for a two year total of ¥230 billion. We were able to reach these targets successfully, and recorded a consolidated net income of ¥160.2 billion in fiscal year 2005 and ¥211.0 billion in fiscal year 2006, a two-year total of ¥371.2 billion.
Under the AG Plan, in addition to pursuing these quantitative targets, we aimed for sustained growth through a globally consolidated drive to achieve three qualitative targets, namely, to (i) "expand our earnings base through dynamic growth strategies," (ii) "implement human resource strategies matching our growth strategies," and (iii) "pursue soundness and efficiency."

In the area of "expanding our earnings base," we reached an agreement with the Sumitomo Mitsui Financial Group to pursue strategic joint businesses in leasing and auto leasing.[3] We actively took part in other forward-looking operations, such as the acquisition of a cable television company in Japan and of stakes in mineral resources in South America and Africa. In connection with our regional strategies, we have identified the CIS, centering on Russia, and India, both of which are expected to achieve great economic development, as our "Focused Frontiers." We have been working to expand our business there

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[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio for which we have been aiming since the time of the Reform Package. "Growth" refers to our aim for further expansion in the period ahead.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that is expected to be generated during an accounting period (the "Return") by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[3] On October 13, 2006, Sumitomo Corporation, Sumisho Lease Co., Ltd., and Sumisho Auto Leasing Corporation (collectively the "Sumitomo Corporation Group") reached a basic agreement with Sumitomo Mitsui Financial Group, Inc., SMBC Leasing Company Limited, and SMBC Auto Leasing Company, Limited (collectively the "Sumitomo Mitsui Financial Group") for the pursuit of strategic joint businesses in leasing and auto leasing. The Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group are now preparing for the two mergers scheduled for October 2007 between Sumisho Lease Co., Ltd. and SMBC Leasing Company Limited, and between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company, Limited.

on vast and various fronts. In Ukraine, we received an order for GTCC[4] power generation units from a steelmaker. In India, a local manufacturer of light-duty commercial vehicles in which Sumitomo Corporation is the largest shareholder, concluded a technical assistance contract with Isuzu Motors Limited regarding the production of medium-duty buses, as part of its expansion of business. In addition, effective April 1 last year, we strengthened our framework for overseas wide-zone operations by extending the area of responsibility of the General Manager for Southeast Asia to cover India, Pakistan, and the other countries of Southwest Asia. The post was renamed "General Manager for Southeast & Southwest Asia."

In the area of "implementing human resources strategies matching our growth strategies," we renewed our personnel system for the first time in six years, aiming to energize all our employees, from the younger ones to seniors. We also devoted efforts to securing human resources, with such measures as the active implementation of mid-career hiring. Furthermore, in order to "pursue soundness and efficiency," we have worked to achieve even more thorough legal compliance with e-learning and other educational training directed at all officers and employees. We have also worked to strengthen our system of internal controls, by continuing to promote the Internal Control Project launched in 2005.

● Actions taken to implement the AG Plan

The following are examples of the activities carried out by our business units in order to implement the AG Plan.

(i) Metal Products Business Unit

Domestically, we and Showa Denko K.K. integrated the companies' production of aluminum alloys, which are used in a wide range of fields, including the auto parts industry. The integrated business operated by Summit Showa Aluminum Ltd. ranks among the top producers in Japan in terms of production capacity. We also worked to increase our profits in this field through the optimization of production activities at the four production sites. Overseas, we concluded a long-term contract with a subsidiary of oil major Royal Dutch Shell plc regarding the supply of oil country tubular goods for the Sakhalin II natural gas and oil project in Russia, in which Royal Dutch Shell takes part. The contract extends over a five-year period and includes SCM services.[5] In North America, we merged our two wholesalers of stainless steel products into Summit Stainless Steel, LLC. While maintaining our

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[4] "GTCC" is short for gas turbine combined-cycle (power generation). A gas turbine generates electricity, and high-temperature exhaust from the gas turbine drives a steam turbine, again producing electricity. This configuration makes it possible to save energy and reduce emissions of carbon dioxide, thereby contributing to environmental conservation.

[5] "SCM" refers to the Supply Chain Management system. This is an overall approach aimed at improving the efficacy of business operations by maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through sales, based on the application of advanced information technology and logistics technology.

position as the biggest operator in this industry, we further strengthened our earnings base through cost reduction from the consolidation of offices and more efficient management of inventory.

(ii) Transportation & Construction Systems Business Unit

In the ship & marines business, our number of ships on order reached a record high, reflecting the strong demand resulting from the boom in marine transport accompanying the growth of the emerging market countries. In the aircraft leasing business, we concluded an operating lease contract with Turkish Airlines Inc. for three new aircraft. We also purchased spare aircraft engines for lease jointly with Engine Lease Finance Corporation, the world's biggest independent aircraft engine leasing company. These are part of the strategy to promote the replacement of existing assets with more profitable ones and to diversify our portfolio so as to hedge risks. In the automotive business, we took an equity stake in the auto sales subsidiary of Shanghai Baosteel Group Corporation, China's biggest steelmaker. We will apply the know-how concerning auto dealership operations that we have acquired in other countries to the growing Chinese retail market of autos. In the construction equipment business, we continued to expand our core sales operations centering on North America and Europe. We also worked to diversify our earnings base by conducting operations in related fields, such as the rental business.

(iii) Machinery & Electric Business Unit

In the water and power producer business overseas, we recorded good performance in our electric power operations in the United States, Vietnam, the Philippines, and Turkey. In Indonesia, construction of the Tanjung Jati-B Coal Fired Power Plant Project, which had been suspended following the Asian currency crisis, was completed during fiscal year 2006. We launched leasing operations of the electricity generation facilities to Indonesia's state-owned electric power company. Also, both in Japan and overseas, we actively expanded our environment-friendly power generation activities using wind power and geothermal power.[6] In Kashima, Ibaraki Prefecture, we completed and began commercial operations of a wind power plant that is the biggest in the Kanto region. We also received orders for the construction of geothermal power plants in New Zealand and Indonesia together with Fuji Electric Systems Limited, which has a major global share in this field. In the emerging field of telecommunications overseas, we enjoyed good results from MobiCom Corporation, a mobile phone company in Mongolia in which we have a stake, and actively developed new businesses in other locations, including the Commonwealth of the Northern Mariana Islands.

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[6] Geothermal power uses natural steam rather than fossil fuels to turn turbines. This helps limit emissions of carbon dioxide, contributing to energy saving and environmental conservation.

(iv) Media, Electronics & Network Business Unit

In the media business, Jupiter Telecommunications Co., Ltd., Japan's biggest cable television company, further built up its business base by expanding its service area through the acquisition of Cable West Inc., a major cable television company in the Kansai region and promoted efficient wide-area operations. Jupiter TV Co., Ltd., Japan's largest multichannel television programming and contents provider, continued to record good results, powered by the strong performance of its subsidiary Jupiter Shop Channel Co., Ltd., Japan's biggest TV shopping operator. In the film business, we worked to strengthen our value chain extending from production and distribution of films through box-office sales and secondary use of content, by collaboration among Asmik Ace Entertainment, Inc., a movie producer and distributor, United Cinemas Co., Ltd., operator of cinema complexes, and other subsidiaries. In our network business operations, Sumisho Computer Systems Corporation strengthened its ability to offer comprehensive information-technology solutions through the merger with Sumisho Electronics Co., Ltd. in fiscal year 2005, and undertook various management reforms. As a result, its business results improved. In the electronics field, we extended our electronics manufacturing service operations from Asia to North America, where we entered the field of flat-screen televisions.

(v) Chemical Business Unit

In the field of basic chemicals, Cantex Inc., our subsidiary for manufacturing and sales of polyvinyl chloride pipes in the United States, further strove to strengthen its earnings base by starting construction of a new state-of-the-art manufacturing and distribution facility in Arizona and other means. We also actively pursued strengthening our glass materials business, which is a priority area. In the field of general purpose glass materials, we decided to make our subsidiary for the sales of soda ash from the United States into a wholly owned one, by purchasing shares from Asahi Glass Co., Ltd., the joint establisher of the company. We will take actions to upgrade our competitive position through efficient company management. In the field of pharmaceuticals, we merged Summit Medi-Chem, Ltd., and Summit Pharmaceuticals International Corporation last October, creating an organizational structure for the efficient provision of a broad range of services in this field, from research and development of new drugs to the supply of pharmaceutical products.

(vi) Mineral Resources & Energy Business Unit

We continued to invest actively in upstream mineral resource interests, a priority field for us. Specifically, we acquired a participating interest as a partner in the silver-zinc-lead project being implemented in Bolivia by Apex Silver Mines Ltd. It is one of the biggest of such mining projects in the world and the target is to start supplies to flow late this year. In Madagascar, we have been working together with Dynatec Corporation, a Canadian mining company, on a comprehensive large-scale project that collectively handles nickel mine development and refining on an integrated basis. During fiscal year 2006, we made steady progress towards the beginning of operations, including the completion of a feasibility study and the participation of an overseas resource development and investment company affiliated with the South Korean government and of a Canadian engineering company. We also acquired an equity stake in a holding company which owns the controlling rights to Assmang Ltd., a mining company that retains high-grade raw materials for making iron and steel in the Republic of South Africa. In the area of overseas development of liquefied natural gas (LNG) projects, there was major progress toward implementation of the project to construct an LNG production base in Indonesia in which we are participating through LNG Japan Corporation. We also endeavored to participate in a new LNG project in Nigeria. In the field of clean energy, we promoted transactions in silicon wafers, which are a raw material for solar cells. Specifically, we have entered into a long-term purchase contract with a wholly owned subsidiary of Norway's Renewable Energy Corporation, the world's top producer of these wafers, and are supplying them to customers including Sharp Corporation, the world's top producer of solar cells.

(vii) Consumer Goods & Service Business Unit

In the retail business, we worked to strengthen the foundations of our drugstore business by acquiring kouei drug Co., Ltd. and merging this company with our subsidiary, Sumisho Drugstores, Inc. Kouei drug was eminent for sales linked with its individualized consulting services for customers and placing prescription departments within its stores. This acquisition and the merger filled out the existing retail network of Sumisho Drugstores' including the Tomod's stores, and we thereafter worked to achieve efficient, integrated operations. In addition, as the core of our fashion brand business strategy, together with Tokio Marine Capital Co., Ltd., we acquired Barneys Japan Co., Ltd., operator of specialty stores[7] selling luxury clothing and other goods, and worked to improve its profitability. Also, to respond to the fast-paced development and sophistication of sales using a mix of diverse media, including the Internet, television, and mobile phones, we established the Web Business Planning Department. This new department has been working to strengthen multimedia-based sales, including the promotion of e-commerce involving existing businesses. In the food business, we aimed to improve operational efficiency and increase our integrated corporate strength in the area of commercial foodstuffs through the merger of SC Fresh Meat Co., Ltd. into SC Foods Co., Ltd.

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[7] "Specialty stores" are large-scale stores specializing in offering a wide variety of luxury brand-name products and original goods under their own brand name.

(viii) Materials & Real Estate Business Unit

In the paper and pulp business, we reached an agreement with Rengo Co., Ltd., and the Nippon Paper Group, Inc., concerning formation of a strategic alliance with the aim of strengthening our domestic base and improving our international competitiveness. Under this alliance, the three companies will establish mutual shareholding ties and will utilize their respective strength and work together to create strategic businesses, procure materials efficiently, and develop their overseas business activities. In the tire sales business, we set out to enter growing markets. In Thailand, we established a wholesale tire dealer together with a local partner and Sumitomo Rubber Industries, Ltd., in connection with the recent opening of Sumitomo Rubber Industries' new factory there. In the real estate business, our plan was selected in a competition for a major redevelopment project around East Japan Railway's Tsujido Station (in Fujisawa, Kanagawa Prefecture). We will develop the area in close contact with the community, providing a comprehensive set of commercial, entertainment, and other facilities in the multifunction urban zone in front of the station.

(ix) Financial & Logistics Business Unit

In the business of financial services, as the market is rapidly shifting toward electronic trading and the volume of trading is expanding, we established a new subsidiary specializing in electronic trading. This new firm is dealing in commodities and financial futures on its own account, and is also training professional asset managers. In the area of investment, we expanded our portfolio of holdings with investments in domestic ventures, Chinese software-related companies, and other businesses, deploying our know-how concerning products, marketing, and management. In the investment advisory business, we steadily increased assets under management with measures including the launching of new investment funds. In the logistics business, we consolidated our three subsidiaries into a single company, Sumisho Global Logistics Co., Ltd. We thereby established a system for providing various services on an integrated basis and upgraded our competitiveness. In addition, we responded to the growth of logistics demand for consumer goods and other products in Japan and China with the opening of large-scale, state-of-the-art logistics centers in Narashino, Chiba Prefecture and Shanghai. Also, in Vietnam, sales of lots at our existing Thang Long Industrial Park have been successful, and given the prospects for further expansion of investment in that country, we started the development of Thang Long Industrial Park II.

● **Human resource strategies**

In order for our company to achieve sustained, long-term growth, it is essential for us to upgrade our human resource power and energize all our employees. For this purpose, we introduced a new personnel system in April 2006. With this new system and other measures, we promoted the creation of an environment which allows all employees, from the younger ones to the seniors, to exhibit their abilities to the maximum. We also continued the active promotion of local staff members overseas, as well as mid-career hiring, so as to secure human resources.

● Initiatives for environmental conservation

We have actively been involved in various environment-related businesses in order to contribute to environmental conservation through our business activities. In addition to the environment-friendly power generation activities noted above, we have worked on activities to reduce greenhouse gas emissions. Two renewable energy projects, in which we participated in China, received approval from the Japanese government, and were registered thereafter under the United Nations Clean Development Mechanism (CDM). We have also received Japanese government approval to seek CDM registration for a project in Indonesia to generate electricity using methane recovered from industrial waste water.

● Contributions to society

In addition to our fundamental stance of contributing to society through sound business activities, we have continued to take part in various philanthropic activities, including overseas scholarship programs to support students in other Asian countries and elsewhere, and support for the activities of the Junior Philharmonic Orchestra in Japan. Also, we screened the film *Love and Honor (Japanese title, "Bushi no Icihbun")* in which we invested on a barrier-free basis with Japanese-language subtitles as before, and "burned-in" audio descriptions.[8] This method of screening for those with either hearing and/or visual impairment was the first in Japan. Furthermore, we promoted cultural exchange between Japan and Vietnam by establishing regular classes offering Japanese language lessons and introduction to Japanese culture to middle school students at an educational center in Danang.

● Other topics

A type of building-cleaning robot that our Construction & Real Estate Division co-developed with Fuji Heavy Industries Ltd. received the grand prize in the first "Robot of the Year Awards" 2006 hosted by the Ministry of Economy, Trade, and Industry (METI).[9] These robots incorporate a system that allows

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[8] Audio description provides a narration in the intervals between the dialogue and other sounds of the film, explaining the action and other visual content. Burning this description into the film itself makes it possible to screen the film with the description in any theater without having to use a narrator or special equipment.

[9] METI established the Robot of the Year Awards in 2006 with the aim of innovating Japan's robot technology, expanding the uses of

them to operate elevators by themselves to clean multiple floors without human intervention, and they have been put into actual use in cleaning our headquarters and other buildings. They won high marks for their ability to save cleaning costs and reduce the burden on human labor of nighttime cleaning. Also, our annual report won top prize in the Ninth Nikkei Annual Report Awards, sponsored by the newspaper publisher Nikkei Inc.[10] The annual report was assessed as offering ample explanation of information required for investment decisions, including such topics as management strategies, business operations, corporate governance, and financial data.

2. Management Challenges

Under the "GG Plan"[11], the new medium-term management plan that we launched this April, our basic policy is to pursue further improvement of the quality of business operations heading for a new stage of growth. We will establish a truly solid earnings base through rigorous strengthening and expansion of core businesses. At the same time, we will further enhance our management quality and secure a solid foothold so as to ensure sustained growth. As for quantitative targets, our aim for the consolidated risk-adjusted return ratio is a two-year average of over 15% and our aim for the consolidated net income is ¥235 billion for fiscal year 2007 and 2008 respectively, a two-year total of ¥470 billion. Effective April 1, 2007, we strategically reorganized our 9 business units into 8. Under this new structure, we will steadily attain the targets of the GG Plan and implement dynamic business strategies over a long term.

Sumitomo Corporation will always stay a step ahead of changes and create new values, striving to be a global corporate group that contributes broadly to society. Under this vision, we will continue to achieve prosperity and realize dreams of all our shareholders and other stakeholders, and further raise our corporate value which is the summation of such prosperity and dreams.
We sincerely request the ongoing support of all our shareholders.

3. Parent company information

The Company does not have a parent company.

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robots, and promoting demand for them.

[10] "The Nikkei Annual Report Awards" is a contest to choose particularly excellent annual reports among those issued by Japanese corporations.

[11] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

Consolidated Statements of Income

For the years ended March 31, 2007 and 2006

	Millions of yen		Millions of U.S. Dollars
	March 31, 2007	March 31, 2006	March 31, 2007
Revenues:			
Sales of tangible products	¥ 2,495,030	¥ 2,079,576	$ 21,144
Sales of services and others	582,180	501,835	4,934
Total revenues	3,077,210	2,581,411	26,078
Cost:			
Cost of tangible products sold	2,076,591	1,737,706	17,598
Cost of services and others	142,930	137,058	1,211
Total cost	2,219,521	1,874,764	18,809
Gross profit	857,689	706,647	7,269
Other income (expenses):			
Selling, general and administrative expenses	(609,900)	(515,807)	(5,169)
Settlements on copper trading litigation	9,584	(109)	81
Provision for doubtful receivables	(8,041)	(14,707)	(68)
Impairment losses on long-lived assets	(9,822)	(12,423)	(83)
Gain (loss) on sale of property and equipment, net	2,355	(362)	20
Interest income	32,936	18,998	279
Interest expense	(70,022)	(38,951)	(593)
Dividends	14,095	10,423	119
Other than temporary impairment losses on securities	(2,850)	(3,723)	(24)
Gain on sale of marketable securities and other investments, net	46,970	43,966	398
Gain on issuances of stock by subsidiaries and associated companies	360	1,534	3
Equity in earnings of associated companies, net	70,307	51,374	596
Other, net	(1,732)	947	(15)
Total other income (expenses)	(525,760)	(458,840)	(4,456)
Income before income taxes and minority interests in earnings of subsidiaries	331,929	247,807	2,813
Income taxes	114,843	80,737	973
Income before minority interests in earnings of subsidiaries	217,086	167,070	1,840
Minority interests in earnings of subsidiaries, net	(6,082)	(6,833)	(52)
Net income	¥ 211,004	¥ 160,237	$ 1,788
Total trading transactions	¥ 10,528,277	¥ 10,336,265	$ 89,223

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2007 and 2006

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2007	March 31, 2006	March 31, 2007
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 436,814	¥ 522,000	$ 3,702
Time deposits	5,514	8,331	47
Marketable securities	17,304	22,087	147
Receivables-trade			
Notes and loans	292,630	265,022	2,480
Accounts	1,722,118	1,646,126	14,594
Associated companies	100,014	98,278	848
Allowance for doubtful receivables	(13,594)	(15,335)	(115)
Inventories	757,473	705,257	6,419
Deferred income taxes	39,314	31,998	333
Advance payments to suppliers	55,617	50,165	471
Assets held for sale	1,516,385	-	12,851
Other current assets	228,161	310,411	1,933
Total current assets	5,157,750	3,644,340	43,710
Investments and long-term receivables:			
Investments in and advances to associated companies	559,537	469,482	4,742
Other investments	833,825	783,015	7,066
Long-term receivables	706,107	662,075	5,984
Allowance for doubtful receivables	(28,454)	(40,703)	(241)
Total investments and long-term receivables	2,071,015	1,873,869	17,551
Property and equipment, at cost less accumulated depreciation	864,691	819,503	7,328
Goodwill and other intangible assets	255,526	259,264	2,165
Prepaid expenses, non-current	47,428	94,710	402
Deferred income taxes, non-current	11,632	13,511	99
Other assets	22,435	6,697	190
Total	¥ 8,430,477	¥ 6,711,894	$ 71,445

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2007 and 2006

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2007	March 31, 2006	March 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 461,931	¥ 539,567	$ 3,915
Current maturities of long-term debt	416,491	428,545	3,530
Payables-trade			
Notes and acceptances	107,865	93,278	914
Accounts	1,103,839	1,070,921	9,354
Associated companies	38,654	29,713	328
Income taxes	54,919	33,060	465
Accrued expenses	103,755	92,975	879
Advances from customers	79,152	90,483	671
Liabilities associated with assets held for sale	1,329,288	-	11,265
Other current liabilities	151,509	243,972	1,284
Total current liabilities	3,847,403	2,622,514	32,605
Long-term debt, less current maturities	2,764,352	2,447,170	23,427
Accrued pension and retirement benefits	9,835	13,180	83
Deferred income taxes, non-current	239,507	230,364	2,030
Minority interests	96,252	94,691	816
Shareholders' equity:			
Common stock	219,279	219,279	1,858
Additional paid-in capital	279,711	279,470	2,370
Retained earnings			
Appropriated for legal reserve	17,696	17,696	150
Unappropriated	755,159	579,217	6,400
	772,855	596,913	6,550
Accumulated other comprehensive income	222,290	213,767	1,884
Treasury stock, at cost	(21,007)	(5,454)	(178)
Total shareholders' equity	1,473,128	1,303,975	12,484
Total	¥ 8,430,477	¥ 6,711,894	$ 71,445

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the years ended March 31, 2007 and 2006

	Millions of Yen	Millions of Yen	Millions of U.S. Dollars
	March 31, 2007	March 31, 2006	March 31, 2007
Common stock:			
Balance, beginning of year	¥ 219,279	¥ 219,279	$ 1,858
Balance, end of year	¥ 219,279	¥ 219,279	$ 1,858
Additional paid-in capital:			
Balance, beginning of year	¥ 279,470	¥ 238,859	$ 2,368
Increase due to Share Exchange Agreement	-	39,896	-
Other	241	715	2
Balance, end of year	¥ 279,711	¥ 279,470	$ 2,370
Retained earnings appropriated for legal reserve:			
Balance, beginning of year	¥ 17,696	¥ 17,686	$ 150
Reclassification due to merger under common control	-	10	-
Balance, end of year	¥ 17,696	¥ 17,696	$ 150
Unappropriated retained earnings:			
Balance, beginning of year	¥ 579,217	¥ 442,630	$ 4,909
Net income	211,004	160,237	1,788
Cash dividends	(36,188)	(22,140)	(307)
Reclassification due to merger under common control	-	(10)	-
Effect of the change in the reporting period of subsidiaries and associated companies and others	1,126	(1,500)	10
Balance, end of year	¥ 755,159	¥ 579,217	$ 6,400
Accumulated other comprehensive income (loss), net of tax:			
Balance, beginning of year	¥ 213,767	¥ 17,083	$ 1,812
Other comprehensive income, net of tax	42,329	190,138	359
Effect of the adoption of SFAS No.158	(30,436)	-	(258)
Effect of the change in the reporting period of subsidiaries and associated companies	(3,370)	6,546	(29)
Balance, end of year	¥ 222,290	¥ 213,767	$ 1,884
Treasury stock:			
Balance, beginning of year	¥ (5,454)	¥ (646)	$ (46)
Increase due to Sumisho Lease becoming a subsidiary	(15,468)	-	(131)
Increase due to Share Exchange Agreement	-	(4,625)	-
Other	(85)	(183)	(1)
Balance, end of year	¥ (21,007)	¥ (5,454)	$ (178)
Disclosure of comprehensive income (loss):			
Net income	¥ 211,004	¥ 160,237	$ 1,788
Net unrealized holding (losses) gains on securities available-for-sale	¥ 11,925	¥ 152,393	$ 101
Foreign currency translation adjustments	25,688	45,974	218
Net unrealized (losses) gains on derivatives	4,716	(8,229)	40
Other comprehensive income, net of tax	¥ 42,329	¥ 190,138	$ 359
Comprehensive income	¥ 253,333	¥ 350,375	$ 2,147

Note: On March 31, 2007, the Companies adopted SFAS No. 158, requiring the recognition of the funded status. Accordingly, the Companies recognized the funded status (i.e., the difference between the projected benefit obligations and the fair value of the plan assets) of their pension plans in the Consolidated Balance Sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. This adoption had no effect on the Consolidated Statement of Income for the year ended March 31, 2007.

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Condensed Consolidated Statements of Cash Flows

For the years ended March 31, 2007 and 2006

	Millions of Yen		Millions of U.S. Dollars
	2007	2006	2007
Operating activities:			
Net income	¥ 211,004	¥ 160,237	$ 1,788
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	113,278	94,239	960
Provision for doubtful receivables	8,041	14,707	68
Impairment losses on long-lived assets	9,822	12,423	83
Gain (loss) on sale of property and equipment, net	(2,355)	362	(20)
Other than temporary impairment losses on securities	2,850	3,723	24
Gain on sale of marketable securities and other investments, net	(46,970)	(43,966)	(398)
Gain on issuances of stock by subsidiaries and associated companies	(360)	(1,534)	(3)
Equity in earnings of associated companies, less dividends received	(44,412)	(32,114)	(376)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(92,375)	(267,595)	(783)
Increase in inventories	(87,503)	(96,570)	(741)
Increase in payables	106,887	146,392	906
Other, net	13,328	(53,056)	113
Net cash provided by (used in) operating activities	191,235	(62,752)	1,621
Investing activities:			
Changes in:			
Property, equipment and other assets	(273,860)	(25,005)	(2,321)
Marketable securities and investments	(250,157)	(162,275)	(2,120)
Loans and other receivables	63,515	44,582	538
Time deposits	7,382	1,270	63
Net cash used in investing activities	(453,120)	(141,428)	(3,840)
Free Cash Flows:	(261,885)	(204,180)	(2,219)
Financing activities:			
Changes in:			
Short-term debt	(28,140)	115,389	(238)
Long-term debt	239,974	177,226	2,034
Cash dividends paid	(36,188)	(22,140)	(307)
Other, net	460	(8,330)	3
Net cash provided by financing activities	176,106	262,145	1,492
Effect of exchange rate changes on cash and cash equivalents	4,414	8,284	38
Effect of the change in the reporting period of subsidiaries and associated companies	3,815	1,860	32
Cash and cash equivalents included in assets held for sale	(7,636)	—	(65)
Net (decrease) increase in cash and cash equivalents	(85,186)	68,109	(722)
Cash and cash equivalents, beginning of period	522,000	453,891	4,424
Cash and cash equivalents, end of period	¥ 436,814	¥ 522,000	$ 3,702

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

For the years ended March 31, 2007 and 2006

Operating segments:

2007:

Segment	Millions of Yen			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 77,624	¥ 26,331	¥ 799,211	¥ 1,756,350
Transportation & Construction Systems	134,573	26,717	1,140,692	1,751,363
Machinery & Electric	38,444	16,619	481,668	326,576
Media, Electronics & Network	59,800	11,220	455,062	462,662
Chemical	34,593	5,082	272,682	762,221
Mineral Resources & Energy	47,884	33,010	717,356	2,007,272
Consumer Goods & Service	109,412	5,548	378,109	621,815
Materials & Real Estate	88,656	15,076	547,815	544,277
Financial & Logistics	29,154	5,864	430,059	170,568
Domestic Regional Business Units and Offices	41,377	7,568	501,278	1,109,864
Overseas Subsidiaries and Branches	226,436	43,208	1,035,653	2,055,666
Segment Total	887,953	196,243	6,759,585	11,568,634
Corporate and Eliminations	(30,264)	14,761	1,670,892	(1,040,357)
Consolidated	¥ 857,689	¥ 211,004	¥ 8,430,477	¥ 10,528,277

2006:

Segment	Millions of Yen			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 65,396	¥ 18,888	¥ 662,844	¥ 1,466,038
Transportation & Construction Systems	127,544	19,800	1,037,044	1,682,400
Machinery & Electric	29,329	8,038	475,384	1,165,440
Media, Electronics & Network	47,245	14,891	441,711	456,954
Chemical	35,483	5,409	243,216	612,551
Mineral Resources & Energy	48,672	22,915	618,169	1,657,622
Consumer Goods & Service	98,550	14,878	367,984	776,339
Materials & Real Estate	56,230	12,416	587,683	453,084
Financial & Logistics	24,950	6,178	470,771	162,040
Domestic Regional Business Units and Offices	41,089	5,343	424,773	1,157,840
Overseas Subsidiaries and Branches	141,632	28,182	1,054,635	1,801,619
Segment Total	716,120	156,938	6,384,214	11,391,927
Corporate and Eliminations	(9,473)	3,299	327,680	(1,055,662)
Consolidated	¥ 706,647	¥ 160,237	¥ 6,711,894	¥ 10,336,265

2007:

Segment	Millions of U.S.Dollars			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	$ 658	$ 223	$ 6,773	$ 14,884
Transportation & Construction Systems	1,140	226	9,667	14,842
Machinery & Electric	326	141	4,082	2,768
Media, Electronics & Network	507	95	3,856	3,921
Chemical	293	43	2,311	6,459
Mineral Resources & Energy	406	280	6,079	17,011
Consumer Goods & Service	927	47	3,204	5,270
Materials & Real Estate	751	128	4,643	4,612
Financial & Logistics	247	50	3,645	1,445
Domestic Regional Business Units and Offices	351	64	4,248	9,406
Overseas Subsidiaries and Branches	1,919	366	8,777	17,421
Segment Total	7,525	1,663	57,285	98,039
Corporate and Eliminations	(256)	125	14,160	(8,816)
Consolidated	$ 7,269	$ 1,788	$ 71,445	$ 89,223

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Net income per share

For the years ended March 31, 2007 and 2006

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2007 and 2006 is as follows:

	Millions of Yen		Millions of U.S. Dollars
Income (Numerator)	2007	2006	2007
Net income	¥ 211,004	¥ 160,237	$1,788

	Number of shares	
Shares (Denominator)	2007	2006
Weighted-average shares—basic	1,241,708,656	1,230,871,223
Dilutive effect of:		
Stock options	191,223	110,759
Weighted-average shares—diluted	1,241,899,879	1,230,981,982

	Yen		U.S. Dollars
	2007	2006	2007
Net income per share:			
Basic	¥ 169.93	¥ 130.18	$1.44
Diluted	¥ 169.90	¥ 130.17	$1.44

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

For Immediate Release

(This is an English translation of the Japanese original.)

April 27, 2007

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Mitsuru Iba
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

The New Medium-term Management Plan, the "GG Plan"
(from April 2007 to March 2009)

Sumitomo Corporation announced the outline of the new two-year medium-term management plan, the "GG Plan" from April 2007 to March 2009. Please refer to the attachment.

Attachment;

FY2007-2008 Medium-Term Management Plan: "GG Plan"

FY2007-2008 Medium-Term Management Plan: "GG Plan"
~ Pursuit of further improvement of quality heading for a new stage of growth ~

Since the Reform Package started in 1999, Sumitomo Corporation has focused on expanding its earnings base and enhancing its corporate strength to secure a risk-adjusted return of 7.5%, which covers our shareholders' capital cost. Under the "GG Plan*", the medium-term management plan, that was launched this April, Sumitomo Corporation will establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses. It will also focus on improving management quality and establishing a solid foothold in order to pursue sustained growth.

The quantitative targets of the GG Plan are as follows.

- GG Plan: Quantitative Targets (FY2007, 2008)
  - Risk- adjusted return ratio: 15.0% or over (two year average)
    Build an earnings base which stably realizes a risk-adjusted return of 15% or more in the long term
  - Net Income: Two-year total of Yen 470 billion (Yen 235 billion each year)

We plan to increase risk-adjusted assets by 280 billion Yen for the two years of the GG Plan while actively replacing and reallocating assets.

Our basic policy under the GG Plan is to pursue further improvement of quality heading for a new stage of growth. We will aim to strengthen the accomplishments of the reform process since the Reform Package and emphasize the following points.

(1) Business Strategy

In order to establish a solid earnings base, we will strengthen and raise value of core businesses which serve as pillars of earnings, and build a high-quality business portfolio. For each business, we will establish clear business strategies and implement a "Plan-Do-See" process. We will also be more rigorous and thorough in the selection & concentration of assets, and actively replace and reallocate assets. To further strengthen our global earnings power, business units and regional organizations will pursue bilateral cooperation. Regional organizations will strengthen their business functions and expand global businesses by taking a multifaceted approach with leading companies.

(2) Management Quality

In order to improve the management quality of the Sumitomo Corporation group, we will achieve higher-order levels of soundness and efficiency, and group management standards.

In order to further improve the level of soundness and efficiency, we will strengthen our financial condition and pay closer attention to the balance of risk-adjusted assets against our "core risk buffer**". To improve group-wide operational quality, we will continue to further strengthen risk management, internal controls, and legal compliance. In terms of human resource strategies, we will continue to recruit, develop, and fully leverage the talent of our human resources, while emphasizing work-practice reforms to promote the growth and vitality of group employees.

In order to achieve the targets of the GG Plan, we focus on further quality improvement in four areas; "earnings base", "operations", "group management", and "human resources and workstyles".

*GG Plan: "GG Plan" stands for "Great & Growing Company" which shows our view to become an excellent company that grows stably.

**Core Risk Buffer: The sum of paid in capital, retained earnings, and foreign currency translation adjustments after treasury stock, at cost.

Reference (1) GG Plan ~ Basic Policy & Quantitative Targets

<Basic Policy>
Pursuit of further improvement of quality heading for a new stage of growth

~Aiming to be a Great & Growing Company~

[Focus of the GG Plan]
- Strengthen the accomplishments of the reform process since the Reform Package (FY1999~FY2000) and head for a new stage of growth

[For Sustained Growth]
- Pursue improvement of quality and expansion of our earnings base in a balanced manner
- Steadily increase our return exceeding the shareholders' capital cost

[Quantitative Targets]
- Risk-adjusted return ratio: 15% or over (2-year average)
- Net income : 470 billion yen (2-year total) (235 billion yen each year)

[Plan of Risk-adjusted assets]
- Increase amount in two year: About 280 billion yen

Reference (2) GG Plan ~ Qualitative Targets

[Qualitative Targets]

- Establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses
- Improve the management quality to pursue sustained growth

⇒Accomplish by improving quality in four areas; "earnings base", "operations", "group management", and "human resources and workstyles"

Build an earnings base which stably realizes a risk-adjusted return of 15% or more in the long term

Reference (3) GG Plan ~ Quality Improvement in Four Areas

Solidify our foothold for a new stage of growth

"Further Quality Improvement"

(1) Earnings base
- Rigorous and thorough selection and concentration
- Improve risk-adjusted return to further exceed our shareholders' capital cost of 7.5%

(2) Operations
- Improve capital efficiency and operating cash flow
- Further strengthen Internal Controls

(3) Group management
- Improve the management quality of Sumitomo Corporation group

(4) Human resources and workstyles
- Promote the growth and vitality of group employees

Reference (4) GG Plan ~ Reorganization of Business Units


<Old>
<New (From April 1, 2007)>
[Media, Electronics & Network]
- Media
- Network
- Electronics
[Chemical]
- Basic & Performance Chemicals
- Life Science
[Consumer Goods & Service]
- Food
- Lifestyle & Retail
[Materials & Real Estate]
- Materials & Supplies
- Construction & Real Estate
[Media & Lifestyle]
- Media
- Network
- Lifestyle & Retail
Offer new values and lifestyles to consumers
[Chemical & Electronics]
- Basic & Performance Chemicals
- Electronics
- Life Science
Consolidate businesses in the electronics field and pursue synergy and efficiency
[General Products & Real Estate]
- Food
- Materials & Supplies
- Construction & Real Estate
Solidify and enhance businesses related to people's daily life

For Immediate Release

(This is an English translation of the Japanese original.)

April 27, 2007

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Dividend for the Fiscal Year Ended March 31, 2007

Sumitomo Corporation hereby reports the year-end ordinary dividend for the fiscal year ended March 31, 2007 as follows:

1. The Year-end Ordinary Dividend for the fiscal year ended March 31, 2007

	Year ended Mar. 31, 2007	Dividend Plan announced in Oct. 2006	Year ended Mar. 31, 2006
Date of Record	Mar. 31, 2007	Mar. 31, 2007	Mar. 31, 2006
Year-end Ordinary Dividend per Share	18 yen	15 yen	14 yen
Total amount of Dividend	22,495 million yen	—	17,496 million yen
Effective Date	Jun. 25, 2007	—	Jun. 23, 2006

2. Our Basic Dividend Policy

   Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. As consolidated financial results for the fiscal year 2006 was 211.0 billion yen, the annual dividend for the year will be 33 yen per share (the interim dividend: 15 yen per share, the year-end ordinary dividend: 18 yen per share).

(Reference)

	Annual dividend per share		
		Interim	Ordinary
Year ended Mar. 31, 2007	33 yen	15 yen	18 yen
Dividend Plan announced in Oct. 2006	30 yen	15 yen	15 yen

Year ended Mar. 31, 2006	25 yen	11 yen	14 yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

To whom it may concern :

April 26, 2007

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No.8053 Tokyo Stock Exchange (TSE), 1st Section
Contact : Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Shinko Sugar Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation, Shinko Sugar Co., Ltd. has revised its projections on performance for the fiscal year ending March 31, 2007 (April 1, 2006 to March 31, 2007) announced on October 20, 2006.

Attachment :
Disclosed material of Shinko Sugar Co., Ltd.

(This is an English translation of the Japanese original)

April 26, 2007

Company Name: Shinko Sugar Co., Ltd.
JASDAQ Securities Exchange Code: 2113
Contact: Yasunobu Yamaguchi, Director
Tel. +81-6-6939-1201

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2006 announced at the time of our disclosure of half financial statements for FY2006 on October 20, 2006 as follows:

1. Revision of Projected Figures for the Performance of Fiscal Year Ending March 31, 2007

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 20, 2006)	11,400	470	370
Currently revised projections (B)	11,721	697	511
Change (B-A)	321	227	141
Rate of Change (%)	2.8	48.3	38.1
Performance of previous term; the fiscal year ended March 31, 2006	11,263	430	242

(For reference) Projected Net Income per share: 44.43Yen

(2) Revision of Projected Figures (consolidated basis) for the Performance of Fiscal Year Ending March 31, 2007 (April 1, 2006 to March 31, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on October 20, 2006)	11,600	600	500
Currently revised projections (B)	12,015	877	683
Change (B-A)	415	277	183
Rate of Change (%)	3.6	46.2	36.6
Performance of previous term; the fiscal year ended March 31, 2006	11,515	474	256

(For reference) Projected Net Income per share: 59.39Yen

2 . Reasons of Revision

The total trading transactions for FY2006 is prospected to 12,015 million yen due to keeping sales price based on high producing cost, especially its energy cost. The ordinary income is prospected to improve highly due to improvement of a subsidiary company's projections because it sold the real estate which it hasn't used to own business. The net income is forecasted to improve from the previous announcement. This is mainly due to special profit from selling stocks.

END